UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission file number: 001-39109

Fangdd Network Group Ltd.

 Room 602, Unit B4, Kexing Science Park

15 Keyuan Road, Technology Park

Nanshan District, Shenzhen, 518057

People’s Republic of China

Phone: +86 755 2699 8968

(Address and Telephone Number of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

Explanatory Note

On March 9, 2023, Fangdd Network Group Ltd. (“FangDD” or the “Company”) entered into a note conversion agreement (the “Note Conversion Agreement”) with the holder (the “Noteholder”) of the convertible promissory note in a principal amount of US$21 million due August 12, 2023 (the “Note”). Pursuant to the Note Conversion Agreement, the Noteholder has converted the outstanding balance of the Note into an aggregate of 18,750,000,000 Class A ordinary shares of the Company (the “Conversion Shares”) at an amended conversion price of US$0.00112 per share. After the issuance of the Conversion Shares, no amount of the Note will remain outstanding and the Note will be cancelled. The Note was issued to the Noteholder on February 12, 2023 by the Company pursuant to a convertible note purchase agreement dated January 13, 2023.

Concurrently with the conversion of the Note, the Company has issued 5,625,000 Class C ordinary shares of the Company, at a purchase price of US$0.00271 per share, to ZX INTERNATIONAL LTD, a British Virgin Islands company controlled by Mr. Xi Zeng, the chairman of the board of directors and chief executive officer of the Company. The Class C ordinary shares were issued pursuant to a share subscription agreement dated January 13, 2023.

The conversion of the Note and issuance of Class C ordinary shares described above did not result in a change in control of the Company. Immediately after the conversion and issuance, the Company’s total number of ordinary shares outstanding is 21,351,086,319, comprising of 20,854,967,959 Class A ordinary shares (excluding Class A ordinary shares that were issued to the depositary bank for ADSs reserved for future issuance upon exercise or vesting of awards granted under the Company’s share incentive plans), 490,418,360 Class B ordinary shares and 5,700,000 Class C ordinary shares.

The foregoing description of the Note Conversion Agreement and the conversion of the Note does not purport to be complete and is qualified in its entirety by the full text of the Note Conversion Agreement, which is filed as Exhibit 99.1 to this Current Report on Form 6-K. Additional information regarding the Note, the Class C ordinary shares and forms of the related convertible note purchase agreement and share subscription agreement was disclosed in the Form 6-K filed by the Company with the U.S. Securities and Exchange Commission on January 13, 2023.

The issuance of the Class A ordinary shares upon conversion of the Note and the concurrent issuance of Class C ordinary shares are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering and is made in reliance on, and in compliance with, Regulation D and/or Regulation S under the Securities Act, as applicable.

INCORPORATION BY REFERENCE

This Current Report on Form 6-K is hereby incorporated by reference into the registration statement of Fangdd Network Group Ltd. on Form F-3 (No. 333-267397) to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Note Conversion Agreement, dated as of March 9, 2023, between Fangdd Network Group Ltd. and the holder of the Note

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fangdd Network Group Ltd.

By:	/s/ Xi Zeng
	Name:	Xi Zeng
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: March 9, 2023